FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2004

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date October 29, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

#500, 926 – 5TH Avenue S.W., Calgary, Alberta, T2P 0N7 Phone: (403) 269-6753, Fax: (403) 266-2606

TSX VENTURE SYMBOL: TYS

          NEWS FOR RELEASE: October 28, 2004

NEWS RELEASE 04-17

For Further Information Contact:

Jean Pierre Jutras or James Devonshire at 1-403-269-6753

Web:  www.tylerresources.com

DRILLING TO BEGIN AT TYLER’S BAHUERACHI PORPHYRY COPPER GOLD PROJECT

Tyler Resources Inc. is pleased to announce mobilization of diamond drilling equipment and commencement of drilling for Phase 2 work at its Bahuerachi Property, Chihuahua State, Mexico.

The objective of the Phase 2 program is to extend areas successfully drilled in the Spring of 2004.  The Spring program successfully confirmed the extensive and continuous nature of porphyry associated high breccia-skarn bodies as well as a supergene copper blanket.  During Phase 2, the breccia bodies will be targeted over a strike length of 1,200 meters and depths of up to 200 meters. The average width of this unit during the spring drilling program was found to be approximately 24 metres and the weighted average grade of existing drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc.

The current program will consist of a minimum of 3,000 meters of drilling with budgetary provisions to perform in excess of 5,500 meters of combined reverse circulation (“RC”) and core drilling.  All drill holes will be positioned to begin in mineralized sediments, test an extensive supergene copper blanket, then cross the main high grade breccia and end in the porphyry.

Core drilling is expected to commence in the field this week and negotiations are currently under way to secure a second drill rig to perform RC drilling.  It is currently anticipated that an RC rig can be secured to begin work at the project during November.

Drill pad construction has now been underway for two weeks and new road exposures confirm the presence of copper oxide mineralization in sedimentary and volcanic rocks adjacent to the porphyry where the first of the new drill holes will be collared. Management views this as a positive development and further validation of the geological model that directs ongoing exploration on site.

Results of the drilling will be released in batches as drilling progresses. Samples will be shipped to ALS Chemex in Hermosillo with final assay work conducted by ALS Chemex labs in Vancouver. The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this exploration update is Jean-Pierre Jutras, P.Geol., President.  On site supervision of the program will be undertaken by Dr. Shane Ebert, P.Geo., a director of the Company and Brent Gonek, B.Sc. Geology.

“Jean Pierre Jutras”

Jean Pierre Jutras, President/COO/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

All statements, other than statements of historical fact, in this news release are forward-looking statements that involve various risks and uncertainties, including, without limitation, statements regarding the potential extent of mineralization and reserves, exploration results and future plans and objectives of Tyler Resources Inc. These risks and uncertainties include, but are not restricted to, the amount of geological data available, the uncertain reliability of drilling results and geophysical and geological data and the interpretation thereof and the need for adequate financing for future exploration and development efforts.  There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements.  These and all subsequent written and oral forward-looking statements are based on the estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice.  The Company assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change.